

October 12, 2010

William D. Green
Chief Executive Officer of Accenture plc
Accenture SCA
46A, Avenue J.F. Kennedy
L-1855 Luxembourg N4 00000

> **Re:** **Accenture SCA**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 8, 2010**
> **File No. 000-49713**

Dear Mr. Green:

We have limited our review of the above filing to the matters addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item No. 1 – Amendment to definition of "Valuation Ratio", page 6

1.   It appears that the proposal seeks to delete portions of Article 24 of the company's Articles of Association relating to the adjustment mechanism for the valuation ratio. Please provide contextual background by briefly explaining the purpose of the provisions that you seek to delete and why the company believes that they are no longer necessary. Further, discuss the impact of the deleted provisions on shareholders, including the Limited Shareholders. In order to provide balanced disclosure, disclose any significant risks to the company or Limited Shareholders related to taking this action.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel